

Mail Stop 3720

March 14, 2016

Mr. Wade Davis
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed November 12, 2015**
> **File No. 001-32686**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings, or as appropriate for certain of our comments, on a Form 8-K. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2015

Overview, page 32

1.   Given that your adjusted performance measures are not calculated in accordance with GAAP, please revise to clearly label each non-GAAP measure throughout your MD&A with particular attention to places where these measures are integrated with tabular presentations or discussions calculated on a GAAP basis. Similarly revise your "Factors Affecting Comparability" presentation on pages 41 and 42.

Consolidated Results of Operations, pages 34 and 38

2.   Please expand your discussion to include a comparative analysis of the significant
        components of expenses and taxes that materially impacted both operating income and
        net earnings from continuing operations for all periods presented. In this regard, we note
        that you only cited revenues, operating income and net earnings from continuing
        operations attributable to Viacom. Refer to Item 303(A)(3) of Regulation S-K.

Operating Income and Net Earnings from Continuing Operations Attributable to Viacom, pages
34-35

3.   The focus of your discussion of results of operations is on your non-GAAP measures,
        including adjusted operating income, adjusted net earnings from continuing operations
        attributable to Viacom and adjusted diluted EPS from continuing operations. Please
        revise to give equal or greater prominence to the most directly comparable financial
        measures calculated and presented in accordance with GAAP. You should also provide a
        comparative discussion of your results for each of the directly comparable GAAP
        financial measures.

Restructuring and programming charges, page 41

4.   We note your disclosure hereunder and on page 80. Tell us in detail the reasons for
        underperformance of certain programming, including the abandonment of certain titles,
        which led to significant write-downs. If material, please discuss in your MD&A and
        address the expected impact on future revenues.

5.   Given that programming is a critical element of your operations, please tell us your basis
        for the exclusion of programming charges in presenting your non-GAAP measures.
        Further, based on your disclosure on page 79, it appears only a portion is related to the
        write-down related to your strategic realignment. In your response, clarify the nature of
        the programming charges included in your reconciliation and to the extent certain
        amounts include ordinary operating costs associated with your programming, tell us how
        your non-GAAP presentation better reflects your "actual operating performance".

Discrete tax benefits, page 42

6.   Tell us in detail the nature of the $258 million net discrete tax benefit which you attribute
        to excess foreign tax credits due to repatriation of non-U.S. earnings from reorganized
        entities. Provide in further detail the drivers and changes to your tax strategy resulting in
        tax benefits, including but not limited to these excess foreign credits and the release of
        tax reserves. Additionally, please refer to the 31.2% as a measure other than an
        "effective income tax rate," considering that it is not consistent with the effective income
        tax rate as reported on page 81.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Security Ownership of Certain Beneficial Owners and Management, page 21</u>

7.   We note various public statements made by certain of your directors in the past year concerning the existence and operations of a trust wholly-controlled by your founder and Chairman Emeritus, Mr. Sumner Redstone. It appears that this trust controls National Amusements, Inc. and thus has a controlling interest in Viacom. Regulation S-K Item 403(c) requires registrants to describe any arrangements the operation of which may at a subsequent date result in a change in control of the registrant. Upon Mr. Redstone's death, it appears that the trust will control the Company. In light of Mr. Redstone's past overlapping management roles in both NAI and the Company, the change in control arrangements at NAI, particularly the impact of the trust on the future control of the Company, should be discussed pursuant to Item 403(c) of Regulation S-K, as required by Form 10-K and Item 5.01(b) of Form 8-K.

<u>Related Person Transactions, page 23</u>

8.   We note the various news stories where members of management have indicated that Mr. Redstone's controlling ownership in the Company held through NAI will be overseen by a trust whose membership reportedly includes current members of management. If true, these individuals should be identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions relating to the financial statements. Please contact William Mastrianna, Attorney-Advisor, at 202-551-3778 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications